OFFER TO EXCHANGE

Shares of Common Stock plus cash for
any and all shares of
7.25% Convertible Perpetual Preferred Stock
(CUSIP No. 29274U200)

of

Energy XXI (Bermuda) Limited

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Energy XXI (Bermuda) Limited (the “Company”) is offering, upon and subject to the terms and conditions set forth in the offer to exchange, dated October 21, 2010 (as it may be supplemented and amended from time to time, the “Offer to Exchange”), and the enclosed Letter of Transmittal (as it may be supplemented and amended from time to time, the “Letter of Transmittal”), to exchange (the “Exchange Offer”) any and all shares of the Company’s outstanding 7.25% Convertible Perpetual Preferred Stock (the “Preferred Stock”) for newly issued shares of the Company’s common stock and a cash payment.

In exchange for each share of Preferred Stock properly tendered (and not validly withdrawn) and accepted by the Company: (i) by 5:00 p.m., New York City time, on November 4, 2010 (such date and time, as the same may be extended, the “Early Tender Date”), participating holders of Preferred Stock will receive the following consideration per share of Preferred Stock: (a) 8.77192 shares of the Company’s common stock and (b) a cash payment of $19.00; and (ii) after the Early Tender Date but prior to Midnight, New York City time, on November 18, 2010 (such time and date, as the same may be extended, the “Expiration Date”), participating holders of Preferred Stock will receive the following consideration per share of Preferred Stock: (a) 8.77192 shares of the Company’s common stock and (b) a cash payment of $18.50.  In addition, holders will receive in respect of their shares of Preferred Stock that are accepted for exchange, accrued and unpaid dividends on such Preferred Stock up to, but not including, the settlement date of the Exchange Offer.

We are requesting that you contact your clients for whom you hold Preferred Stock regarding the Exchange Offer. For your information and for forwarding to your clients for whom you hold Preferred Stock registered in your name or in the name of your nominee, or who hold Preferred Stock registered in their own names, we are enclosing the following documents:

1.	The Offer to Exchange;

2.	The Letter of Transmittal for your use and for the information of your clients (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9); and

3.
A form of letter which may be sent to your clients for whose account you hold Preferred Stock registered in your name or the name of your nominee, with space provided for obtaining such clients’ instruction with regard to the Exchange Offer.

Your prompt action is requested. The Exchange Offer will expire at Midnight, New York City time, on the Expiration Date. Preferred Stock tendered pursuant to the Exchange Offer may be withdrawn at any time prior to Midnight, New York City time, on the Expiration Date or, if not previously returned by the Company, after 40 business days from the commencement of the Exchange Offer if the Company has not accepted the tendered Preferred Stock for exchange by that date.

To participate in the Exchange Offer, a timely book-entry confirmation that Preferred Stock has been transferred into the exchange agent’s account at The Depository Trust Company, and a properly completed and duly executed Letter of Transmittal and all other required documents or a properly transmitted agent’s message (as defined in the Letter of Transmittal and the Offer to Exchange) should be sent to the exchange agent in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Exchange. There are no guaranteed delivery procedures provided for by the Company in conjunction with the Exchange Offer.

The Company will, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding the Offer to Exchange and the related documents to the beneficial owners of Preferred Stock held by them as a nominee or in a fiduciary capacity. The Company will pay all transfer taxes, if any, applicable to the exchange of Preferred Stock pursuant to the Exchange Offer, except as set forth in Instruction 5 of the Letter of Transmittal.

The Company has not authorized anyone to make any recommendation to holders of Preferred Stock as to whether to tender or refrain from tendering in the Exchange Offer.

Any questions related to the procedure for tendering you may have with respect to the Exchange Offer should be directed to, and additional copies of the enclosed material may be obtained from, D.F. King & Co., Inc., the information agent for the Exchange Offer, or Continental Stock Transfer & Trust Company, the exchange agent for the Exchange Offer, at the addresses and telephone numbers set forth on the front of the Letter of Transmittal.

Very truly yours,

Energy XXI (Bermuda) Limited

NOTHING HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF THE COMPANY OR THE INFORMATION AND EXCHANGE AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENTS ON BEHALF OF EITHER OF THEM WITH RESPECT TO THE EXCHANGE OFFER, EXCEPT FOR STATEMENTS EXPRESSLY MADE IN THE OFFER TO EXCHANGE OR THE LETTER OF TRANSMITTAL.